Golden American Life Insurance Company
1001 Jefferson Street, Wilmington, DE  19801               Tel:  (302) 576-3400
                                                           Fax:  (302) 576-3520


                                                 May 12, 1998

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

    Re:       Request for Withdrawal of Amendment
              No. 3 to Registration Statement on
              Form S-1:  File No. 333-28765
              CIK No. 0000836658
              ---------------------------------------

Ladies and Gentlemen:

    On February 11, 1998 at 18:34, the undersigned on behalf of Golden American Life Insurance Company ("Golden American") filed Amendment No. 2 (Accession No. 0000837276-98-000072) on Form S-1. It was accepted at 18:35 on the same date for a Filing Date of February 12, 1988 at 08:00. In place of an additional intended filing of a different amendment for another registrant, the identical document was inadvertently filed (Accession No. 0000837276-98-000073) a second time (Amendment No. 3) on February 11, 1988 at 18:36 (and accepted at 18:38 on the same date for a Filing Date of February 12, 1988 at 08:00) thereby placing two copies of the same amendment on the EDGAR system for review. Upon realization of the error, the correct amendment was filed.

    Respectfully, by this letter, pursuant to Rule 477(a) of the Securities Act of 1933, Golden American requests, that Amendment No. 3 to its Registration Statement, File No. 333-28765, CIK: 836658 be withdrawn. No fees are required in connection with this filing.

    If you have any questions or comments, please contact the undersigned at (302) 576-3516.


                                       Sincerely,

                                       /s/ Marilyn Talman

                                       Marilyn Talman
                                       Assistant Secretary